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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                              CERUS CORPORATION
--------------------------------------------------------------------------------
                              (Name of Issuer)

                    COMMON SHARES $0.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  157085 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Charles W. Thurman
                            BAXTER INTERNATIONAL INC.
                                       and
                           SUBSIDIARIES PENSION TRUST
                               One Baxter Parkway
                            Deerfield, Illinois 60015
                                 (847) 948-2403
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 20, 2004
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)

CUSIP No. 157085 10 1
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

        BAXTER INTERNATIONAL INC. and SUBSIDIARIES PENSION TRUST
                  Tax Identification Number 04-3259740
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization

    Massachusetts
--------------------------------------------------------------------------------
                5.  Sole Voting Power
  Number of
                    -0-
   Shares      -----------------------------------------------------------------
                6.  Shared Voting Power
Beneficially
                    -0-
Owned by Each  -----------------------------------------------------------------
                7.  Sole Dispositive Power
  Reporting
                    -0-
   Person      -----------------------------------------------------------------
                8.  Shared Dispositive Power
    With
                    -0-
--------------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

     -0-
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)


--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (11)

     -0-
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     EP
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------





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This Amendment No. 2 to Schedule 13G relates to the holdings of Baxter
International Inc. and Subsidiaries Pension Trust, a trust organized under the laws of Massachusetts ("Holder") of common stock, $0.001 par value per share ("Common Stock") of Cerus Corporation, a Delaware corporation (the "Company"). This Amendment No. 2 to Schedule 13G amends and restates the cover page and Items 4 and 5 of the Holder's Schedule 13G dated December 16, 2003 relating to its holdings of Common Stock of the Company.

ITEM 4.  OWNERSHIP.

Item 4 is hereby amended and restated in its entirety as follows:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)   Amount beneficially owned:  0 shares*

         (b)   Percent of class:  0%

         (c)   Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote:  0.

               (ii)  Shared power to vote or to direct the vote:  0.

               (iii) Sole power to dispose or to direct the disposition of:
                        0.

               (iv)  Shared power to dispose or to direct the disposition of: 0.


* As of June 23, 2004, the Holder ceased to own any shares of Common Stock of the Company.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Item 5 is hereby amended and restated in its entirety as follows:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned trust certifies that the information set forth in this Statement is true, complete and correct.

Dated:  June 29, 2004



                                               BAXTER INTERNATIONAL INC. and
                                               SUBSIDIARIES PENSION TRUST


                                               By: /s/ ROBERT F. WEBER
                                                   ----------------------
                                                   Robert F. Weber,
                                                   Attorney-in-fact



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